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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------


                                 SCHEDULE 14D-9
                                (RULE 14(d)-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                ----------------


                             MCAFEE.COM CORPORATION
                            (Name of Subject Company)

                             MCAFEE.COM CORPORATION
                      (Name of Person(s) Filing Statement)

                CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                        Class A Common Stock: 579062 10 0
                      (CUSIP Number of Class of Securities)

                                  EVAN COLLINS
                     VICE PRESIDENT, CHIEF FINANCIAL OFFICER
                             MCAFEE.COM CORPORATION
                               535 Oakmead Parkway
                           Sunnyvale, California 94086
                                 (408) 992-8100

     (Name, Address and Telephone Number of the Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


                              FOR IMMEDIATE RELEASE


INVESTOR CONTACT:
MARISA LEWIS
MCAFEE.COM
(408) 992-8282
mlewis@mcafee.com

MCAFEE.COM RECEIVES NOTIFICATION OF A BUYOUT PROPOSAL FROM NETWORK ASSOCIATES

         SUNNYVALE, Calif., March 18, 2002 - McAfee.com Corporation ("McAfee.com") (Nasdaq: MCAF) today announced that it received a letter from Network Associates, Inc. ("Network Associates") (NYSE: NET) on Saturday afternoon stating Network Associates' intention to commence an exchange offer for all of the outstanding publicly held shares of the Class A common stock of McAfee.com. Network Associates stated that it would offer McAfee.com Class A common stockholders
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0.675 of a share of Network Associates common stock in exchange for each outstanding share of McAfee.com Class A common stock. Network Associates stated that the offer will be made directly to McAfee.com's stockholders and that Network Associates is not seeking approval of the offer from McAfee.com's board of directors.

         Network Associates stated that it intends to file its offering materials with the Securities and Exchange Commission and to formally commence its exchange offer on or about March 25, 2002. Network Associates stated that the offer is conditioned on the tender of a sufficient number of shares of McAfee.com Class A common stock such that, after the offer is completed, Network Associates would own at least 90% of all outstanding shares of McAfee.com common stock. Network Associates stated that it will acquire any shares not purchased in the exchange offer through a "short form" merger and that, if the merger takes place, the consideration given to the remaining McAfee.com Class A common stockholders would be the same as the consideration received by the tendering stockholders in the exchange offer, subject to the exercise of appraisal rights, if any. As of February 15, 2002, there were approximately 11,742,901 shares of McAfee.com Class A common stock outstanding and 36,000,000 shares of McAfee.com Class B common stock outstanding, which are convertible into McAfee.com Class A common stock on a one-for-one basis. Based on McAfee.com's records and publicly filed documents, as of such date, Network Associates held all of the shares of McAfee.com Class B common stock outstanding and none of the shares of McAfee.com Class A common stock outstanding.

         In response to the letter received from Network Associates, the board of directors of McAfee.com has formed a special committee comprised of independent and outside directors to review and evaluate McAfee.com's options and make recommendations to the board of directors.

         As required by the federal securities laws, McAfee.com anticipates that within ten business days after formal commencement of the exchange offer by Network Associates, its board of directors will advise stockholders of McAfee.com whether it recommends acceptance or rejection of the exchange offer, expresses no opinion and remains neutral toward the exchange offer, or is unable to take a position with respect to the exchange offer. Neither the board of directors of McAfee.com nor the special committee has yet made any such determination. McAfee.com requests that stockholders defer making a determination whether to accept or reject the contemplated exchange offer until they have been advised of McAfee.com's position with respect to the contemplated offer.

         "The special committee will evaluate Network Associates' offer carefully and issue a recommendation in a timely manner," said Srivats Sampath, president and chief executive officer of McAfee.com. "In the meantime, we will continue to execute on the business of building a world class web security services company. In particular, we will be focusing on the April 16th launch, from the Nasdaq Market Site in New York, of Project M-II which represents the next generation of our managed web security services and is the first phase of a revolutionary new approach to managed Internet security."

         The full text of the letter from Network Associates is attached.

NOTICE FOR MCAFEE.COM STOCKHOLDERS AND INTERESTED PARTIES

Investors, McAfee.com stockholders, and other interested parties are urged to read the exchange offer and other related documents that are expected to be filed with the Securities and Exchange Commission (the "SEC") by Network Associates and McAfee.com because those documents will contain important information. Investors will be able to receive such documents free of charge at the SEC's web site www.sec.gov. In addition, investors and stockholders may obtain free copies of the documents filed with the SEC by McAfee.com by contacting Investor Relations, 535 Oakmead Parkway, Sunnyvale, CA 94085, (408) 992-8100 or by logging on at www.mcafee.com. Investors and stockholders may obtain free copies of the documents filed with the SEC by Network Associates by directing a request to Network Associates' Investor Relations Department, 3965 Freedom Circle, Santa Clara, CA 95054.

ABOUT MCAFEE.COM

McAfee.com Corporation is a world-leading provider of managed Web security, optimization and maintenance services. Using a patented system and process of delivering software through an Internet browser, McAfee.com has redefined how software is developed, delivered and experienced by PC users at home and at work, virtually eliminating the need to install, configure and manage the technology on a local PC or network. McAfee.com hosts software application services on its vast technology infrastructure and provides these services to users online through its Web site www.mcafee.com. McAfee.com has signed up more than 1.3 million paid active subscribers, making it one of the largest paid subscription sites on the Internet. The company estimates that 30% of its subscriber base is international.

For more information, contact McAfee.com at 408-992-8100 or visit http://www.mcafee.com.

NOTE: McAfee is a registered trademark of Network Associates, Inc. and/or its affiliates in the U.S. and/or other countries. All other registered and unregistered trademarks in this document are the sole property of their respective owners.
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                         [NETWORK ASSOCIATES LETTERHEAD]


                                 March 16, 2002

Board of Directors
McAfee.com Corporation
535 Oakmead Parkway
Sunnyvale, California  95051

Dear McAfee.com Board of Directors:

         Our Board of Directors has determined that it is desirable to recombine McAfee.com and Network Associates. We believe this step is strategically and operationally compelling. Among other things, a recombination will allow for a more targeted market approach, particularly in the consumer and small to medium-sized business market for our products, and will serve to reduce or eliminate market, customer and brand confusion due to similarities in our products, customers and Web sites.

         Our Board of Directors has authorized us to make an exchange offer pursuant to which the public stockholders of McAfee.com will be offered 0.675 shares of common stock of Network Associates in a tax-free exchange for each outstanding share of McAfee.com Class A common stock. Based on the $27.61 closing price of our shares on March 15, 2002, our offer represents a value of approximately $18.64 per Class A share and a 20% premium to the closing price of McAfee.com Class A common stock on that date.

         Our offer is being made directly to McAfee.com's stockholders, and we believe that it should be well received by them. As noted, our offer represents a meaningful premium to your market price. Furthermore, McAfee.com stockholders, through their ownership of Network Associates common stock, will continue to participate in McAfee.com's business and will also participate in our other businesses.

         Our offer is conditioned on the tender of a sufficient number of shares of McAfee.com Class A common stock such that, after the offer is completed, we would own at least 90% of the outstanding shares of McAfee.com common stock. Other conditions to the offer will be customary.

         Assuming that the conditions to the offer are satisfied and that the offer is completed, we will then effect a "short form" merger of McAfee.com with a subsidiary of Network Associates as soon as practicable thereafter. In this merger, the remaining McAfee.com public stockholders will receive the same consideration as in the offer, subject to the exercise of appraisal rights, if any.

         We intend to file our offering materials with the Securities and Exchange Commission and commence our exchange offer on or about March 25, 2002. Network Associates is not seeking, and as the offer is being made directly to McAfee.com's stockholders Delaware law does not require, approval of the offer from McAfee.com's Board of Directors. We, however, encourage you to consult with your outside counsel as to the obligations of McAfee.com's Board of Directors to respond to our offer under the U.S. tender offer rules. Also enclosed is a copy of the press release that will be issued in connection with the offer.

                                        Sincerely,

                                        /s/ George Samenuk
                                        ----------------------------------------
                                        George Samenuk
                                        Chairman and Chief Executive